United States securities and exchange commission logo





                             May 12, 2020

       William Hoffman
       Chief Executive Officer
       Inari Medical, Inc.
       9 Parker, Suite 100
       Irvine, CA 92618

                                                        Re: Inari Medical, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 5, 2020
                                                            File No. 333-236568

       Dear Mr. Hoffman:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed on May 5, 2020

       Condensed Statements of Operations, page F-32

   1. Please revise the filing to present pro forma basic and diluted earnings per share for your latest interim period,
March 31, 2020, similar to the presentation included on page F-4 for your fiscal year-end.
 William Hoffman
FirstName LastNameWilliam Hoffman
Inari Medical, Inc.
Comapany NameInari Medical, Inc.
May 12, 2020
Page 2
May 12, 2020 Page 2
FirstName LastName
       You may contact Jeanne Bennett at (202) 551-3606 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202) 551-6553 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      J. Ross McAloon